UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2004.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   JULY 06, 2004                      /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Halo Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         July 06, 2004

3.       PRESS RELEASE

         The press release was released on July 06, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         July 06, 2004.

                                               /s/ Nick DeMare
                                               -------------------------------
                                               Nick DeMare, President & CEO

                               HALO RESOURCES LTD.

                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                    TEL: (604) 685-9316   FAX: (604) 683-1585
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

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NEWS RELEASE                                                       JULY 06, 2004


                          HALO TO ACQUIRE 100% INTEREST
                             IN THE DUPORT PROPERTY


VANCOUVER, CANADA - HALO RESOURCES LTD. (TSXV: HLO AND OTCBB: HLOSF) Mr. Nick DeMare, President, is pleased to announce the signing of a Heads of Agreement (the "HOA") over the Duport Property with the Sheridan Platinum Group Ltd. and Mr. Pat Sheridan. The Duport Property comprises 67 mineral claims over an area of approximately 3,012 acres near Kenora, Ontario.

Under the terms of the HOA, Halo has the right to acquire 100% interest in the property by paying, on closing, cash of $250,000; one (1) million common shares; and $8 million in 5 year preferred shares. The preferred shares have a dividend payment of $50,000 in years one and two, 4% thereafter, are non-voting, non-convertible and can be retracted by the Company. In order to retract the preferred shares, the company must make a cash payment or common share issuance with the retraction share price per share being determined by the price of the Company's first round financing (flow-through pricing level). If the Company wishes to withdraw from the agreement the preferred shares will be cancelled. The Company has also agreed to pay a 2.5% NSR royalty on the first 1.5 million ounces of gold produced and 5% on the excess. The Company will have the right to buy back a portion of this royalty interest. The acquisition is subject to acceptance of filings with the regulatory authorities.

Management is pleased to have finalized this agreement. This acquisition is in line with the Company's business strategy to acquire and develop near term production opportunities.

The Duport Property is located at Shoal Lake some 20 kilometers south of the Trans-Canada highway, just east of the Ontario, Manitoba provincial border. Shoal Lake is near the extremity of Lake of the Woods area, some 40 kilometers southwest of the town of Kenora. The Shoal Lake Area is underlain by Precambrian (Archean) volcanic and sedimentary rocks comprising part of a broad "Greenstone" belt striking in a general east-west direction across the northern end of the Lake of the Woods district. The belt extends for several hundred miles from Savant Lake to the east, to beyond the Manitoba border to the west. Three separate geological zones have been identified within the Duport Property: the "Main Zone", the "East Zone" and the "Northern Hanging Wall Zone" (a northern extension of the Main Zone).

Initial mining activities were conducted on the Property (Main Zone) from 1934-1936. Limited bulk sampling and mining from a stope footwall of the Main Zone produced some 1,218 tons of material grading 3.36 ounces of gold per ton. During the period from 1951 to 1988, a total of 665 surface and underground diamond drill holes were completed in the exploration of the Main and East Zones of the Duport Property. This represents a total of 243,442 feet of drilling, 171,588 feet from surface and 71,884 feet from underground. Individual intercepts ranged up to 1.0 ounce per ton (cut) over 23 feet, with a weighted average of 0.46 ounces per ton (cut) over 5.1 feet for all intersections. These exploration activities were primarily conducted on the Main and East Zones.

Halo  Resources  Ltd.
News Release
July 6, 2004
Page2



In September 1989 Wright Engineers Limited, a reputable and well regarded engineering firm completed a Feasibility Report (the "Report") on the Duport Property. The Report has been made available to the Company to assist in assessing the merits of the property. The historical estimates in the Report are believed to be accurately prepared in accordance with practices and procedures for preparing such reports at that time. It must be emphasized that this Report pre-dates the establishment of National Instrument 43-101 ("NI 43-101"), it uses categories that are not in accordance with NI 43-101 and cannot be considered to be NI 43-101 compliant. The Company will be required to conduct its own exploration programs to confirm, verify and make NI 43-101 compliant the historical estimates.

With cut-off limits of 0.20 opt over a minimum width of 4 feet, the undiluted "Proven" reserves were reported at 113,000 short tons grading 0.46 ounces per ton (14.31 grams/ton) with an average width of 8.98 feet. "Probable" reserves total 846,400 short tons at 0.36 ounces per ton (11.20 grams/ton), with an average reported width of 7.99 feet. The Report further identifies "Possible" reserves of 337,000 short tons at 0.34 ounces per ton (10.58 grams/ton) and
"Inferred" reserves of 672,000 short tons at 0.32 ounces per ton (9.95 grams/ton). The "Proven" category was applied to reserves established by sampling and adjacent drill intersections on drift and raise headings, and for material within 25 feet of such opening. This limit was extended by drill holes sampled at 25 feet centers when continuity of the zone was demonstrated. "Probable" reserves were based on contiguous drill indicated blocks; while the "Possible" category was applied to non-contiguous blocks. "Inferred" reserves, at a lower level of confidence, was estimated in areas of drill-indicated geological continuity, by applying an average width and grade to the projected areas based on the surrounding blocks. Investors are cautioned that there are no current mineral reserves, as defined in NI 43-101, on the property and further work is necessary before a mineral resource or mineral reserve can be confirmed.

Management is of the opinion that based on a review of the historical data and knowledge of recent exploration activities in the area that there is potential for positive results from the Company's exploration programs. The Report identifies the Northern Hanging Wall Zone as an area of merit warranting further exploration.

Management will move forward to complete all necessary documentation associated with completing the transaction including all necessary regulatory and technical documentation. At this time, management is in the process of retaining a Qualified Person to review and validate all information associated with the Duport Property, including the above mentioned Report, and to prepare the NI 43-101 report required by the Company.


ON BEHALF OF THE BOARD


/s/ Nick DeMare
----------------------
Nick DeMare, President


                      Please contact the Company directly
         or email: haloresources@telus.net for additional information.


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.